ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34835
February 10, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

NTT Urban Development Corporation - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Summary of Quarterly Business Report for the Third Quarter ended December 31, 2004 (Consolidated); and

2. Summary of Quarterly Business Report for the Third Quarter ended December 31, 2004 (Non-Consolidated).

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1197, facsimile +813-6888-3197).

Very truly yours,

K. Funakoshi

Kagayaki Funakoshi

Enclosure

dlw 2/17

File No. 82-34835

(Summary English Translation)

<u>Summary of Quarterly Business Report for the Third Quarter ended December 31, 2004 (Consolidated)</u>

January 31, 2005

NTT URBAN DEVELOPMENT CORPORATION (Code Number: 8933
(URL http://www.nttud.co.jp/) Tokyo Stock Exchange, First Section)

Representative: Kiyoshi Mita
Representative Director and President
Attn.: Masao Ando
Director and Executive Manager of Corporate Strategy Planning Department
Tel.: (03) 3246-8809

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Adoption of simplified accounting method: Applicable.
(Content) Accounting standard of corporate tax, etc.
– Calculated by projected annual tax rate based on statutory effective tax rate.

(2) Changes in the accounting method from the latest consolidated accounting year: Not applicable.

(3) Changes in application and object of consolidation and equity method: Applicable.
Equity Method (New): 1

2. Summary of Business Results (April 1, 2004 through December 31, 2004)

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income	Net Income (Nine Months)
Nine Months ended December 31, 2004	¥68,220 million (3.2%)	¥12,871 million (-1.1%)	¥9,773 million (1.6%)	¥5,359 million (1.8%)
Nine Months ended December 31, 2003	¥66,085 million (–)	¥13,013 million (–)	¥9,617 million (–)	¥5,265 million (–)
(For reference) Year ended March 31, 2004	¥93,556 million	¥15,005 million	¥8,615 million	¥3,740 million

	Net Income per Share	Net Income per Share (fully diluted)
Nine Months ended December 31, 2004	¥9,673.07	–
Nine Months ended December 31, 2003	¥10,006.72	–
(For reference) Year ended March 31, 2004	¥7,007.92	–

(Notes)

1. *Average number of outstanding shares for each period (consolidated):*
   Nine months ended December 31, 2004: 554,080 shares
   Nine months ended December 31, 2003: 526,240 shares

2. *The percentage figures which appear in Sales, Operating Income, etc. are compared to the same period of the prior year.*

(2) Changes in Financial Condition (Consolidated)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Nine Months ended December 31, 2004	¥481,940 million	¥107,050 million	22.2%	¥162,630.70
Nine Months ended December 31, 2003	¥456,859 million	¥49,339 million	10.8%	¥93,759.02
(For reference) Year ended March 31, 2004	¥467,914 million	¥47,928 million	10.2%	¥91,077.18

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at End of Period
Nine Months ended December 31, 2004	¥22,600 million	-¥13,711 million	¥10,348 million	¥25,599 million
Nine Months ended December 31, 2003	¥15,763 million	-¥12,073 million	-¥5,497 million	¥8,338 million
(For reference) Year ended March 31, 2004	¥21,457 million	-¥30,663 million	¥5,422 million	¥6,362 million

3. Forecast of Consolidated Business Results (April 1, 2004 through March 31, 2005)

	Sales	Ordinary Income	Net Income
Annual	¥93,878 million	¥11,413 million	¥6,284 million

(Reference)
Estimated net income per share (annual): 9,546.66 yen

(Note)
The estimated net income per share for the year ending March 31, 2005 is calculated by dividing the estimated net income by the number of outstanding shares as of the end of the period, which is scheduled to be 658,240 shares including new shares of 132,000 shares.

* *There is no change to the forecast of the consolidated business results released on November 9, 2004, as the consolidated business results for this quarter are steadily achieved. The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors such as changes in business environment.*

(Summary English Translation)

Summary of Quarterly Business Report for the Third Quarter ended December 31, 2004 (Non-Consolidated)

January 31, 2005

NTT URBAN DEVELOPMENT CORPORATION (Code Number: 8933
(URL http://www.nttud.co.jp/) Tokyo Stock Exchange, First Section)

Representative: Kiyoshi Mita
Representative Director and President
Attn.: Masao Ando Tel.: (03) 3246-8809
Director and Executive Manager of
Corporate Strategy Planning
Department

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Adoption of simplified accounting method: Applicable.
(Content) Accounting standard of corporate tax, etc.
– Calculated by projected annual tax rate based on statutory effective tax rate.

(2) Changes in the accounting method from the latest accounting year: Not applicable.

2. Summary of Business Results (April 1, 2004 through December 31, 2004)

(1) Progress in Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income	Net Income (Nine Months)
Nine Months ended December 31, 2004	¥62,241 million (4.6%)	¥12,574 million (-1.6%)	¥9,371 million (0.9%)	¥5,086 million (1.6%)
Nine Months ended December 31, 2003	¥59,496 million (–)	¥12,778 million (–)	¥9,289 million (–)	¥5,007 million (–)
(For reference) Year ended March 31, 2004	¥84,977 million	¥14,803 million	¥8,376 million	¥3,531 million

	Net Income per Share	Net Income per Share (fully diluted)
Nine Months ended December 31, 2004	¥9,180.40	–
Nine Months ended December 31, 2003	¥9,515.73	–
(For reference) Year ended March 31, 2004	¥6,609.77	–

(Notes)

1. *Average number of outstanding shares for each period:*
   Nine months ended December 31, 2004: 554,080 shares
   Nine months ended December 31, 2003: 526,240 shares

2. *The percentage figures which appear in Sales, Operating Income, etc. are compared to the same period of the prior year.*

(2) Changes in Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Nine Months ended December 31, 2004	¥477,740 million	¥105,805 million	22.1%	¥160,739.75
Nine Months ended December 31, 2003	¥453,431 million	¥48,319 million	10.7%	¥91,819.65
(For reference) Year ended March 31, 2004	¥463,714 million	¥46,956 million	10.1%	¥89,230.65

3. Forecast of Business Results (April 1, 2004 through March 31, 2005)

	Sales	Ordinary Income	Net Income	Dividends per Share	
				Year end	
Annual	¥87,383 million	¥11,154 million	¥6,109 million	¥5,000.00	¥5,000.00

(Reference)
Estimated net income per share (annual): 9,280.80 yen

(Note)
The estimated net income per share for the year ending March 31, 2005 is calculated by dividing the estimated net income by the number of outstanding shares as of the end of the period, which is scheduled to be 658,240 shares including new shares of 132,000 shares.

* *There is no change to the forecast of the business results released on November 9, 2004, as the business results for this quarter are steadily achieved. The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors such as changes in business environment.*